EXHIBIT 23.02

Consent of Independent Registered Public Accounting Firm

CreekPath Systems, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-56762, 333-123116, 333-104904 and 333-133320) on Form S-8 of Opsware Inc. of our report dated March 31, 2005, with respect to the consolidated balance sheet of CreekPath Systems, Inc. as of December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for the year then ended, which report appears in the Form 8-K/A of Opsware Inc. dated October 17, 2006.

Our report dated March 31, 2005 contains an explanatory paragraph that states that the Company has suffered recurring net losses that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Boulder, Colorado
October 13, 2006